UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IHS Markit Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G58249106

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G58249106

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,820,474
	8	Shared voting power 0
	9	Sole dispositive power 15,820,474
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 15,820,474
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.7%(1)
14	Type of reporting person (see instructions) CO

(1)	Calculated based on the 425,044,546 Common Shares outstanding as of February 28, 2018 (including the 25,219,470 Common Shares held by the Markit Group Holdings Limited Employee Benefit Trust), as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2018, filed on March 27, 2018.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 26, 2014, as amended by Amendment No. 1 on December 10, 2015 (as so amended, the “Statement”), among other things to report that the Reporting Person (as hereinafter defined) has ceased to be a beneficial owner of more than five percent of the Common Shares. This Amendment is being filed on behalf of the reporting person (the “Reporting Person”) identified on the cover page of this Amendment. On July 12, 2016, the Issuer changed its name from Markit Ltd. to IHS Markit Ltd.

Information reported in the Statement remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.

Item 2.	Identity and Background

The last paragraph of Item 2 of the Statement is hereby amended and replaced with the following, and Schedule I of the Statement is hereby amended and replaced with Schedule I attached hereto:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to the Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling the Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person are as follows:

(a)	Amount beneficially owned: 15,820,474 shares

Percentage: 3.7%

(b)	Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 15,820,474 shares

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of: 15,820,474 shares

iv. Shared power to dispose or to direct the disposition of: 0 shares

(c)	None.

(d)	None.

(e)	On July 12, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2018
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel & Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

[Signature page to Schedule 13D/A re: IHS Markit]

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Person.

Directors of the Reporting Person

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Executive Officers of the Reporting Person

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific, CPPIB

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

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